SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FAVRILLE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

312088404

(CUSIP Number)

FRED A. MIDDLETON

MIDDLETON, MCNEIL, MILLS & ASSOCIATES VI, LLC

400 SOUTH EL CAMINO REAL

SUITE 1200

SAN MATEO, CA 94402

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MARCH 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Schedule 13D is being filed by the SVP VI Entities (as defined below) to report the acquisition of shares of Common Stock (as defined below) and warrants to purchase Common Stock of the Issuer (as defined below) on March 7, 2006 as described in Item 3 below.

CUSIP No. 312088404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sanderling Venture Partners VI Co-Investment Fund, L.P. 20-1044877

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,617,728 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,617,728 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,728 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, Sanderling VI Beteiligungs GmbH & Co., KG, Sanderling Ventures Management VI, and Middleton, McNeil, Mills & Associates VI, LLC (collectively, the “SVP VI Entities”).  The SVP VI Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  As described in Item 3 below, pursuant to the Securities Purchase Agreement:  Sanderling Venture Partners VI Co-Investment Fund, L.P. acquired 839,456 shares of common stock and warrants to purchase 293,810 shares of common stock; Sanderling VI Limited Partnership acquired 19,357 shares of common stock and warrants to purchase 6,775 shares of common stock; Sanderling VI Beteiligungs GmbH & Co., KG acquired 16,377 shares of common stock and warrants to purchase 5,732 shares of common stock; and Sanderling Ventures Management VI acquired 8,841 shares of common stock and warrants to purchase 3,094 shares of common stock.  Middleton, McNeil, Mills & Associates VI, LLC is the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.  As described in Item 5 below, collectively, the SVP VI Entities beneficially own 1,617,728 shares of the Issuer’s common stock.

(3)  This percentage is calculated based upon 29,190,761 shares of common stock deemed outstanding, consisting of 20,326,217 shares of the Issuer’s common stock outstanding (as of October 31, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2006, plus 8,555,133 shares of common stock issued pursuant to the Securities Purchase Agreement, plus 309,411 shares of common stock issuable pursuant to warrants to purchase common stock held by the SVP VI Entities.

CUSIP No. 312088404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sanderling VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,617,728 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,617,728 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,728 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, Sanderling VI Beteiligungs GmbH & Co., KG, Sanderling Ventures Management VI, and Middleton, McNeil, Mills & Associates VI, LLC (collectively, the “SVP VI Entities”).  The SVP VI Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  As described in Item 3 below, pursuant to the Securities Purchase Agreement:  Sanderling Venture Partners VI Co-Investment Fund, L.P. acquired 839,456 shares of common stock and warrants to purchase 293,810 shares of common stock; Sanderling VI Limited Partnership acquired 19,357 shares of common stock and warrants to purchase 6,775 shares of common stock; Sanderling VI Beteiligungs GmbH & Co., KG acquired 16,377 shares of common stock and warrants to purchase 5,732 shares of common stock; and Sanderling Ventures Management VI acquired 8,841 shares of common stock and warrants to purchase 3,094 shares of common stock.  Middleton, McNeil, Mills & Associates VI, LLC is the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.  As described in Item 5 below, collectively, the SVP VI Entities beneficially own 1,617,728 shares of the Issuer’s common stock.

(3)  This percentage is calculated based upon 29,190,761 shares of common stock deemed outstanding, consisting of 20,326,217 shares of the Issuer’s common stock outstanding (as of October 31, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2006, plus 8,555,133 shares of common stock issued pursuant to the Securities Purchase Agreement, plus 309,411 shares of common stock issuable pursuant to warrants to purchase common stock held by the SVP VI Entities.

CUSIP No. 312088404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sanderling VI Beteiligungs GmbH & Co., KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,617,728 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,617,728 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,728 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, Sanderling VI Beteiligungs GmbH & Co., KG, Sanderling Ventures Management VI, and Middleton, McNeil, Mills & Associates VI, LLC (collectively, the “SVP VI Entities”).  The SVP VI Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  As described in Item 3 below, pursuant to the Securities Purchase Agreement:  Sanderling Venture Partners VI Co-Investment Fund, L.P. acquired 839,456 shares of common stock and warrants to purchase 293,810 shares of common stock; Sanderling VI Limited Partnership acquired 19,357 shares of common stock and warrants to purchase 6,775 shares of common stock; Sanderling VI Beteiligungs GmbH & Co., KG acquired 16,377 shares of common stock and warrants to purchase 5,732 shares of common stock; and Sanderling Ventures Management VI acquired 8,841 shares of common stock and warrants to purchase 3,094 shares of common stock.  Middleton, McNeil, Mills & Associates VI, LLC is the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.  As described in Item 5 below, collectively, the SVP VI Entities beneficially own 1,617,728 shares of the Issuer’s common stock.

(3)  This percentage is calculated based upon 29,190,761 shares of common stock deemed outstanding, consisting of 20,326,217 shares of the Issuer’s common stock outstanding (as of October 31, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2006, plus 8,555,133 shares of common stock issued pursuant to the Securities Purchase Agreement, plus 309,411 shares of common stock issuable pursuant to warrants to purchase common stock held by the SVP VI Entities.

CUSIP No. 312088404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sanderling Ventures Management VI 94-3282578

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,617,728 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,617,728 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,728 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, Sanderling VI Beteiligungs GmbH & Co., KG, Sanderling Ventures Management VI, and Middleton, McNeil, Mills & Associates VI, LLC (collectively, the “SVP VI Entities”).  The SVP VI Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  As described in Item 3 below, pursuant to the Securities Purchase Agreement:  Sanderling Venture Partners VI Co-Investment Fund, L.P. acquired 839,456 shares of common stock and warrants to purchase 293,810 shares of common stock; Sanderling VI Limited Partnership acquired 19,357 shares of common stock and warrants to purchase 6,775 shares of common stock; Sanderling VI Beteiligungs GmbH & Co., KG acquired 16,377 shares of common stock and warrants to purchase 5,732 shares of common stock; and Sanderling Ventures Management VI acquired 8,841 shares of common stock and warrants to purchase 3,094 shares of common stock.  Middleton, McNeil, Mills & Associates VI, LLC is the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.  As described in Item 5 below, collectively, the SVP VI Entities beneficially own 1,617,728 shares of the Issuer’s common stock.

(3)  This percentage is calculated based upon 29,190,761 shares of common stock deemed outstanding, consisting of 20,326,217 shares of the Issuer’s common stock outstanding (as of October 31, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2006, plus 8,555,133 shares of common stock issued pursuant to the Securities Purchase Agreement, plus 309,411 shares of common stock issuable pursuant to warrants to purchase common stock held by the SVP VI Entities.

CUSIP No. 312088404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Middleton, McNeil, Mills & Associates VI, LLC 20-1080445

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,617,728 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,617,728 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,728 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule is filed by Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, Sanderling VI Beteiligungs GmbH & Co., KG, Sanderling Ventures Management VI, and Middleton, McNeil, Mills & Associates VI, LLC (collectively, the “SVP VI Entities”).  The SVP VI Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  As described in Item 3 below, pursuant to the Securities Purchase Agreement:  Sanderling Venture Partners VI Co-Investment Fund, L.P. acquired 839,456 shares of common stock and warrants to purchase 293,810 shares of common stock; Sanderling VI Limited Partnership acquired 19,357 shares of common stock and warrants to purchase 6,775 shares of common stock; Sanderling VI Beteiligungs GmbH & Co., KG acquired 16,377 shares of common stock and warrants to purchase 5,732 shares of common stock; and Sanderling Ventures Management VI acquired 8,841 shares of common stock and warrants to purchase 3,094 shares of common stock.  Middleton, McNeil, Mills & Associates VI, LLC is the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.  As described in Item 5 below, collectively, the SVP VI Entities beneficially own 1,617,728 shares of the Issuer’s common stock.

(3)  This percentage is calculated based upon 29,190,761 shares of common stock deemed outstanding, consisting of 20,326,217 shares of the Issuer’s common stock outstanding (as of October 31, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2006, plus 8,555,133 shares of common stock issued pursuant to the Securities Purchase Agreement, plus 309,411 shares of common stock issuable pursuant to warrants to purchase common stock held by the SVP VI Entities.

Item 1.	Security and Issuer

(a)  This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Favrille, Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 10421 Pacific Center Court, Suite 150, San Diego, CA.

Item 2.	Identity and Background

(a)  The entities filing this statement are Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, Sanderling VI Beteiligungs GmbH & Co., KG, Sanderling Ventures Management VI, and Middleton, McNeil, Mills & Associates VI, LLC (collectively, the “SVP VI Entities”).

(b)  The address of the principal place of business of each of the SVP VI Entities is 4000 South El Camino, Suite 1200, San Mateo, California 94402.

(c)  The principal business of each of the SVP VI Entities is the venture capital investment business.

(d)  During the last five years, none of the SVP VI Entities or of the Listed Persons (as defined below), to the knowledge of the SVP VI Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the SVP VI Entities or of the Listed Persons (as defined below), to the knowledge of the SVP VI Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the SVP VI Entities is a California limited partnership, limited liability company, or general partnership.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partner of the SVP VI Entities (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the terms of that certain Securities Purchase Agreement by and between the Issuer, certain of the SVP VI Entities, and various other investors, dated March 6, 2006 (the “Securities Purchase Agreement”), the SVP VI Entities purchased an aggregate of 884,031 shares of the Common Stock of the Issuer (the “Shares”) on March 7, 2006, at a price of $5.26 per share, together with associated warrants (the “Warrants”) to purchase an aggregate of 309,411 shares of the Common Stock of the Issuer, at a price of $0.125 per share underlying the Warrants.   The Warrants will be exercisable until June 6, 2010 (the “Expiration Date”) at an exercise price of $5.26 per share.  In addition, the Warrants will be exercisable on a cashless basis (by surrender of the number of shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the shares being acquired) until and including the Expiration Date.  The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.

The sale of the Shares and Warrants to the SVP VI Entities described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including the SVP VI Entities).  The closing of the transaction occurred on March 7, 2006.

Prior to entering into the Securities Purchase Agreements, the SVP VI Entities beneficially owned a total of 424,286 shares of the Common Stock of the Issuer.  These shares were acquired in the Issuer’s initial public offering, for an aggregate purchase price of approximately $3 million.

The funds used by the SVP VI Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the SVP VI Entities.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the form of Securities Purchase Agreement and the form of Warrant attached as Exhibits to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 10, 2006, which agreements are incorporated by reference in their entirety in this Item 3.

Item 4.	Purpose of Transaction

The SVP VI Entities agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.

Subject to applicable legal requirements, one or more of the SVP VI Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the SVP VI Entities’ ownership of the Issuer’s securities, other opportunities available to the SVP VI Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the SVP VI Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the SVP VI Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the SVP VI Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of March 15, 2006:

SVP VI Entity (1)	Shares Held Directly	Warrants Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Sanderling Venture Partners VI Co-Investment Fund, L.P.	1,263,742	293,810	0	1,617,728	0	1,617,728	1,617,728	5.5%
Sanderling VI Limited Partnership	19,357	6,775	0	1,617,728	0	1,617,728	1,617,728	5.5%
Sanderling VI Beteiligungs GmbH & Co., KG	16,377	5,732	0	1,617,728	0	1,617,728	1,617,728	5.5%
Sanderling Ventures Management VI	8,841	3,094	0	1,617,728	0	1,617,728	1,617,728	5.5%
Middleton, McNeil, Mills & Associates VI, LLC	0	0	0	1,617,728	0	1,617,728	1,617,728	5.5%

(1)

Middleton, McNeil, Mills & Associates VI, LLC owns no securities of the Issuer directly.  Middleton, McNeil, Mills & Associates VI, LLC is the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.

(2)

These percentages are calculated based upon 29,190,761 shares of common stock deemed outstanding, consisting of 20,326,217 shares of the Issuer’s common stock outstanding (as of October 31, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2006, plus 8,555,133 shares of common stock issued pursuant to the Securities Purchase Agreement, plus 309,411 shares of common stock issuable pursuant to warrants to purchase common stock held by the SVP VI Entities.

Fred A. Middleton, a managing director of Middleton, McNeil, Mills & Associates VI, LLC and an owner of Sanderling Ventures Management VI, is a director of the Issuer.  Mr. Middleton holds directly 57,529 shares of the Issuer’s common stock, warrants to purchase 16,635 shares of the Issuer’s common stock, and an option to purchase 24,289 shares of the Issuer’s common stock.  As of the date of the filing of this Schedule 13D, Mr. Middleton may be deemed to beneficially own 15,518 shares of the Issuer’s common stock underlying this option (which is the number of shares issuable pursuant to the option within 60 days of the date hereof).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the SVP VI Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.  Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated March 6, 2006 (Incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on March 10, 2006 (SEC File No. 000-51134)).

B.  Form of Warrant, dated March 7, 2006 (Incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on March 10, 2006 (SEC File No. 000-51134)).

C.  Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March  15, 2006

Sanderling Venture Partners VI Co-Investment Fund, L.P.

By:	Middleton, McNeil, Mills & Associates VI, LLC

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Managing Director

Sanderling VI Limited Partnership

By:	Middleton, McNeil, Mills & Associates VI, LLC

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Managing Director

Sanderling VI Beteiligungs GmbH & Co., KG

By:	Middleton, McNeil, Mills & Associates VI, LLC

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Managing Director

Sanderling Ventures Management VI

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Owner

Middleton, McNeil, Mills & Associates VI, LLC

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

General Partners/Members/Owners:

Fred A. Middleton

c/o Middleton, McNeil, Mills & Associates VI, LLC

4000 South El Camino

Suite 1200

San Mateo, California 94402

Principal Occupation:  Managing director of the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.

Citizenship:  USA

Robert G. McNeil

c/o Middleton, McNeil, Mills & Associates VI, LLC

4000 South El Camino

Suite 1200

San Mateo, California 94402

Principal Occupation:  Managing director of the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.

Citizenship:  USA

Timothy C. Mills

c/o Middleton, McNeil, Mills & Associates VI, LLC

4000 South El Camino

Suite 1200

San Mateo, California 94402

Principal Occupation:  Managing director of the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.

Citizenship:  USA

Timothy J. Wollaeger

c/o Middleton, McNeil, Mills & Associates VI, LLC

4000 South El Camino

Suite 1200

San Mateo, California 94402

Principal Occupation:  Managing director of the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.

Citizenship:  USA

Paul A. Grayson

c/o Middleton, McNeil, Mills & Associates VI, LLC

4000 South El Camino

Suite 1200

San Mateo, California 94402

Principal Occupation:  Managing director of the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG.

Citizenship:  USA

EXHIBIT INDEX

A.  Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated March 6, 2006 (Incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on March 10, 2006 (SEC File No. 000-51134)).

B.  Form of Warrant, dated March 7, 2006 (Incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on March 10, 2006 (SEC File No. 000-51134)).

C.  Agreement regarding filing of joint Schedule 13D.

Exhibit B

JOINT FILING STATEMENT

The undersigned hereby express their agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Favrille, Inc. is filed on behalf of each of the undersigned.

Date:       March  15, 2006

Sanderling Venture Partners VI Co-Investment Fund, L.P.

By:	Middleton, McNeil, Mills & Associates VI, LLC

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Managing Director

Sanderling VI Limited Partnership

By:	Middleton, McNeil, Mills & Associates VI, LLC

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Managing Director

Sanderling VI Beteiligungs GmbH & Co., KG

By:	Middleton, McNeil, Mills & Associates VI, LLC

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Managing Director

Sanderling Ventures Management VI

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Owner

Middleton, McNeil, Mills & Associates VI, LLC

By:
/s/ Fred A. Middleton
	Name:	Fred A. Middleton
	Title:	Managing Director